UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
EAGLE BANCORP MONTANA, INC.
(Name of Subject Company (issuer))
EAGLE BANCORP MONTANA, INC.
(Name of Filing Persons (issuer))
Common Stock, Per Value $0.01 per share
(Title of Class of Securities)

26942G100
(CUSIP Number of Class of Securities)
Mr. Peter J. Johnson
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, Montana 59601
(406) 442-3080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Lloyd H. Spencer, Esq.
Nixon Peabody LLP
799 9th Street, N.W., Suite 500
Washington D.C. 20001
Telephone: (202) 585-8000
CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$6,000,000	$654.60
*
Estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in aggregate up to 250,000 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $24.00 per share.

**
The filing fee was calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2021, and equals $109.10 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Eagle Bancorp Montana, Inc. (the “Company”) to purchase for cash up to $6,000,000 of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $24.00 and not more than $26.25 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v), (a)(1)(vi), (a)(1)(vii), (a)(1)(viii) and (a)(1)(ix). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1.	Summary Term Sheet
Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.
Item 2.	Subject Company Information
(a)	The name of the issuer is Eagle Bancorp Montana, Inc. The address and telephone number of the Company is set forth under Item 3.
(b)	Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.
(c)	Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person
The Company is the filing person. The address of its principal executive office is 1400 Prospect Avenue, Helena, Montana 59601, and its telephone number is (406) 442-3080. Its internet address is www.opportunitybank.com. Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.
Item 4.	Terms of the Transaction
(a)	Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:
Summary Term Sheet;
Introduction;
Section 1 (“Number of Shares; Proration”);
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);
Section 6 (“Conditional Tender of Shares”);
Section 7 (“Conditions of the Tender Offer”);
Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”);
Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and
Section 16 (“Miscellaneous”).
(b)
Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 6.	Purpose of the Transaction and Plans or Proposals
(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration
(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company
(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Depositary”) in the Offer to Purchase, which is incorporated herein by reference.
Item 10.	Financial Statements
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.
Item 11.	Additional Information
(a)
Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c)
Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12.	Exhibits
Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 21, 2021

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 21, 2021

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 21, 2021

(a)(1)(vi)*	Letter to stockholders from President and Chief Executive Officer of the Company, dated May 21, 2021

(a)(1)(vii)*	Email communication to employees, dated May 21, 2021

(a)(1)(viii)*	Summary Advertisement, dated May 21, 2021

(a)(1)(ix)*	Letter to participants in the Opportunity Bank of Montana Employee Stock Ownership Plan

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)*	Press release announcing the Tender Offer, dated May 21, 2021

(b)	None

(c)	None

(d)(1)*	Stock Purchase Agreement, dated May 20, 2021, by and between Eagle Bancorp Montana, Inc. and the trustees of the Opportunity Bank of Montana Employee Stock Ownership Plan

(d)(2)
2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-182360) filed with the Securities and Exchange Commission on June 27, 2012)

(d)(3)
Amendment No. 1 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2016)

(d)(4)
Amendment No. 2 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2017)

Exhibit No.	Description
(d)(5)
Amendment No. 3 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020)

(d)(6)	2020 Non-Employee Director Award Plan (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020)

(d)(7)
Form of Change of Control Agreement entered into between Eagle Bancorp Montana, Inc. and its executive officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2015)

(g)	None

(h)	None
*	Filed herewith
Item 13.	Information Required by Schedule 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2021
Eagle Bancorp Montana, Inc.

	By:	/s/ Peter J. Johnson
	Name:	Peter J. Johnson
	Title:	President and Chief Executive Officer